EXHIBIT 11

STATEMENT RE:  COMPUTATION OF LOSS PER SHARE
(in thousands, except loss per share data)




Primary and Fully Diluted
Loss per Share:

                 Three Months ended June 30,   Six Months Ended June 30,
                       1997   1996                 1997      1996

Net loss              ($68)  ($247)               ($185)    ($417)

Net loss per share   ($.01)  ($.02)               ($.01)    ($.03)

Weighted average
 common shares
 outstanding        12,602  12,602               12,602    12,593